SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	November	2017
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1

News Release dated November 9, 2017 - Neovasc Announces US$65 Million Underwritten Offering of Units Consisting of Common Shares and Warrants To Purchase Common Shares and Concurrent Private Placement of Notes and Warrants

Document 1

Neovasc Announces US$65 Million Underwritten Offering of Units Consisting of Common Shares and Warrants To Purchase Common Shares and Concurrent Private Placement of Notes and Warrants

NASDAQ, TSX: NVCN

VANCOUVER, Nov. 9, 2017 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (Nasdaq: NVCN) today announced that it has priced an underwritten offering of 6,609,588 Series A units (the "Series A Units") of Neovasc and 19,066,780 Series B units (the "Series B Units" and together with the Series A Units, the "Units") of the Company, at a price of US$1.46 per Unit for gross proceeds of approximately US$37.487 million, before deducting the underwriting discounts and commissions and other estimated offering expenses payable by Neovasc (the "Offering").  The price of US$1.46 per Unit represents the market price (as defined in the TSX Company Manual) of Neovasc's common shares ("Common Shares") as of the date of this news release.

Assuming successful completion of the Transaction (as defined below), the Company intends to use the net proceeds to fully fund the approximately US$42 million balance of the awards granted in the litigation with CardiAQ (after subtracting the US$70 million that the Company has paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the completion of the TIARA-II study; and (iii) for general corporate purposes.

Each Series A Unit is comprised of (i) one common share of the Company (each, a "Unit Share"), (ii) one Series A common share purchase warrant of the Company (each, a "Series A Warrant"), (iii) one Series B common share purchase warrant of the Company (each, a "Series B Warrant") and (iv) 0.40 Series C warrant (each, a "Series C Warrant") to purchase a unit (each, a "Series C Unit") comprised of one Common Share, one Series A Warrant and one Series B Warrant.  Each Series B Unit is comprised of (i) either one Unit Share or one pre-funded Series D common share purchase warrant of the Company (each, a "Series D Warrant"), (ii) one Series A Warrant, (iii) one Series B Warrant, (iv) 0.40 Series C Warrant, and (v) 1.1765 Series F common share purchase warrant of the Company (each, a "Series F Warrant").  The Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrants, Series F Warrants and Series E Warrants (as defined below) are collectively referred to herein as, the "Warrants").

Each Series A Warrant will entitle the holder to purchase one Common Share (each, a "Series A Warrant Share") at an exercise price of US$1.61 per Series A Warrant Share for a period of five years following issuance.  Each Series B Warrant will entitle the holder to purchase one Common Share (each, a "Series B Warrant Share") at an exercise price of US$1.61 per Series B Warrant Share for a period of two years following issuance.  Each Series C Warrant will entitle the holder to purchase a Series C Unit comprised of a Common Share (each a "Series C Unit Share"), a Series A Warrant and a Series B Warrant, at an exercise price of US$1.46 per Series C Unit for a period of two years following issuance. Each Series D Warrant will entitle the holder to purchase one Common Share (each, a "Series D Warrant Share") at an exercise price of US$1.46 per Series D Warrant Share, all of which will be pre-funded except for a nominal exercise price of US$0.01 per Series D Warrant Share for a period of five years following issuance.  Each Series F Warrant will entitle the holder to purchase one Common Share (each, a "Series F Warrant Share" and together with the Series A Warrant Shares, Series B Warrant Shares, Series C Unit Shares, and Series D Warrant Shares, the "Warrant Shares") at an exercise price of US$1.61 per Series F Warrant Share for a period of two years following issuance.  The Warrants are subject to adjustment, at any time prior to their expiry. The exercise price of the Series A Warrants, Series B Warrants and Series F Warrants are subject to full ratchet adjustment in certain circumstances.  If a registration statement covering the issuance or resale of the Warrant Shares is not available for the issuance or resale of such Warrant Shares each Series A Warrant, Series B Warrant, Series D Warrant and Series F Warrant may be exercised on a "net" or "cashless" basis.  Each Series B Warrant and Series F Warrant may be exercised on an Alternate Net Number (as defined below) basis.

Concurrent with the Offering, the Company will be completing a brokered private placement for the sale of US$32,750,000 aggregate principal amount of senior secured convertible notes of the Company for gross proceeds of US$27,837,500 (the "Notes") and Series E warrants (the "Series E Warrants") to purchase one Common Share per Series E Warrant (the "Concurrent Private Placement").  The Notes will be issued with an original issue price of US$850 per US$1,000 principal amount of note.  The Notes will have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from the closing date of the Concurrent Private Placement. Interest on the Notes will commence accruing on the date of issue, will be computed on the basis of a 360-day year and twelve 30-day months and will be payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date. The Series E Warrants will have the same terms and conditions as the Series A Warrants, as more fully described herein.  Completion of the Offering and the Concurrent Private Placement (the "Transaction") are each conditional upon completion of the other.  The Notes will be secured by a first priority security interest on all of Neovasc's assets.  The Notes and Series E Warrants are subject to adjustment, at any time prior to their expiry.  The Notes contain, among other things, provisions relating to future-priced conversion or exercise formula and full-ratchet anti-dilution and the Series E Warrants contain full-ratchet anti-dilution.  If a registration statement covering the issuance or resale of the Warrant Shares is not available for the issuance or resale of such Warrant Shares each Series E Warrant may be exercised on a "net" or "cashless" basis.

Canaccord Genuity Inc. (the "Underwriter") is acting as the sole book-running manager for the Offering and as the sole placement agent for the Concurrent Private Placement. Neovasc and the Underwriter have entered into an underwriting agreement dated November 9, 2017 (the "Underwriting Agreement").

The Units described above are being offered pursuant to a shelf registration statement (including a prospectus) previously filed with and declared effective by the Securities Exchange Commission (the "SEC") on June 9, 2016 and the Company's existing Canadian short form base shelf prospectus dated June 9, 2016. The Units are being qualified for distribution from Canada by way of a prospectus supplement to the Company's short form base shelf prospectus. A prospectus supplement and accompanying base shelf prospectus relating to the Offering will be filed with the SEC and will be available for free on the SEC's website at www.sec.gov. Copies of the prospectus supplement and accompanying base shelf prospectus relating to the Offering may also be obtained by contacting Canaccord Genuity Inc., Attn: Equity Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com. The Units offered and sold pursuant to the Offering will only be offered and sold in the United States.

Currently, Neovasc has 78,920,688 Common Shares issued and outstanding.  Pursuant to the Transaction, Neovasc will issue up to an aggregate of 25,676,368 Common Shares or Series D Warrants (25,676,368 Common Shares representing approximately 32.5% of Neovasc's current issued and outstanding number of Common Shares), 25,676,368 Series A Warrants, 25,676,368 Series B Warrants, 10,273,972 Series C Warrants, and 22,431,506 Series F Warrants as well as the Notes and up to 22,431,506 Series E Warrants.

If a registration statement covering the issuance or resale of the Warrant Shares is not available for the issuance or resale of such Warrant Shares, each Series A Warrant, Series B Warrant, Series D Warrants, Series F Warrant and Series E Warrant may be exercised on a "net" or "cashless" basis.  The number of Common Shares issuable upon exercise using the "net" or "cashless" basis, also referred to as the "Net Number", is calculated using the following formula:

Net Number =	(A x B) - (A x C)
D

Where "A" equals the total number of Common Shares with respect to which the applicable Warrant is then being exercised. Where "B" equals the greater of (1) the quotient of * the sum of the VWAP of the Common Shares of each of the twenty (20) Trading Days (as defined in the applicable Warrant) ending at the close of business on the Nasdaq Capital Market immediately prior to the time of exercise as set forth in the applicable Exercise Notice (as defined in the applicable Warrant), divided by (y) twenty (20) (the "VWAP Amount") and (2) as applicable: (i) the Closing Sale Price (as defined in the applicable Warrant) of the Common Shares on the Trading Day immediately preceding the date of the applicable Exercise Notice if such Exercise Notice is (A) both executed and delivered pursuant to the applicable Warrant on a day that is not a Trading Day or (B) both executed and delivered pursuant to the applicable Warrant on a Trading Day prior to the opening of "regular trading hours" (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) the Bid Price (as defined in the applicable Warrant) of the Common Shares as of the time of the holder's execution of the applicable Exercise Notice if such Exercise Notice is executed during "regular trading hours" on a Trading Day and is delivered within two (2) hours thereafter pursuant to the applicable Warrant, or (iii) the Closing Sale Price (as defined in the applicable Warrant) of the Common Shares on the date of the applicable Exercise Notice if the date of such Exercise Notice Is a Trading Day and such Exercise Notice is both executed and delivered pursuant to the applicable Warrant after the close of "regular trading hours" on such Trading Day (the "Market Amount").  Where "C" equals the exercise price then in effect for the applicable Warrant Shares at the time of such exercise.  And, where "D" equals the lesser of the VWAP Amount or the Market Amount.

Series B Warrants and Series F Warrants may be exercised on an Alternate Net Number basis.  The Alternate Net Number is equal to the product of (i) the quotient determined by dividing * the total number of Common Shares with respect to which the applicable Warrant is being exercised and (y) the maximum number of Warrant Shares (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar events) initially issuable upon a cash exercise of the applicable Warrant on the date of issuance and (ii) the quotient obtained by dividing (A) the difference obtained by subtracting * the lowest daily volume weighted average price during the ten trading days period ending on and including such exercise date (the "Market Price") from (y) the exercise price as of the subscription date (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar events) by (B) 85% of the Market Price.

The Notes contain a future-priced conversion mechanism (the "Note Conversion Mechanism") whereby nine months immediately following the issuances of the Notes (the "Conversion Price Reset Date"), the conversion price will be adjusted to be the lower of * the then current conversion price and (y) the greater of (i) the amount in USD equal to the VWAP for the Common Shares on the Conversion Price Reset Date (or, if the Conversion Price Reset Date is not a trading day, the immediately following trading day) and (ii) US$0.50.

The effect of the Alternate Net Number mechanism is that the number of Common Shares issuable increases as the Market Price falls.  As an example, if the Market Price at the time of exercise is 95% of the applicable Exercise Price as of the subscription date, then, if the holders exercise all of the applicable Warrants for the Alternate Net Number a total of 3.615 million Common Shares will be issued. Further, if the Market Price at the time of exercise is 90% of the applicable Exercise Price as of the subscription date, then, if the holders exercise all of the applicable Warrants for the Alternate Net Number a total of 7.632 million Common Shares will be issued.

The effect of the Note Conversion Mechanism and the Net Number and Alternate Net Number mechanisms described above is that the maximum number of Common Shares issuable by the Company pursuant to the Transaction is based on the future Market Price of the Common Shares.  For illustration purposes, assuming no other changes to Neovasc's capitalization subsequent to completion of the Transaction, and taking into account the total number of Unit Shares issuable under the Offering and assuming full conversion of the Notes and exercise of the Warrants into Common Shares, if the Market Price of the Common Shares remained at US$1.46 per Common Share (being the closing price of the Common Shares on November 9, 2017) on the date of exercise, the maximum number of Common Shares issuable pursuant to the Transaction would be 175.1 million, representing approximately 222% of Neovasc's current issued and outstanding number of Common Shares. If the Market Price of the Common Shares on the date of exercise reduces to a point lower than approximately 60% of the closing price of the Common Shares on November 9, 2017, the Alternate Net Number mechanism may result in an increase in the number of Common Shares issuable and that number materially increases as the price reduces.  If the Market Price of the Common Shares on the date of exercise were to reduce to US$0.20 per Common Share, approximately 13.7% of the closing price of the Common Shares on November 9, 2017, within the first nine months after closing of the Transaction, then the maximum number of Common Shares issuable pursuant to the Transaction would be 599.6 million Common Shares, representing approximately 760% of Neovasc's current issued and outstanding number of Common Shares.  If the Market Price of the Common Shares were to reduce to US$0.20 per Common Share after nine months from the date of closing the Transaction then the maximum number of Common Shares issuable pursuant to the Transaction will materially increase.

Bio IP Ventures II LLC ("Bio IP") does not currently hold Common Shares of Neovasc.  After giving effect to the Transaction, Bio IP will hold 10,355,108 Common Shares and 3,573,830 Common Shares represented by prefunded Series D Warrants (the aggregate of 13,928,938 Common Shares representing approximately 13.3% of the post-closing issued and outstanding Common Shares), 0 Series A Units, 13,928,938 Series B Units, US$23,925,000  aggregate principal amount of Notes, and 16,386,986 Series E Warrants.  Pursuant to the Transaction, assuming full conversion of all Warrants and Note held by Bio IP, the maximum number of Common Shares issuable to Bio IP would be 107,668,071 Common Shares, representing approximately 136.4% of Neovasc's current issued and outstanding number of Common Shares.

Frost Gamma Investments Trust ("Frosts") is an insider of Neovasc, and the Transaction constitutes a related party transaction under Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Investments ("MI 61-101"), as Frost currently holds 15,051,164 Common Shares representing 19.1% of the currently issued and outstanding Common Shares.  After giving effect to the Transaction, Frost will hold 16,421,027 Common Shares (representing approximately 15.7% of the post-closing issued and outstanding Common Shares), 1,369,863 Series A Units, 0 Series B Units, US$0 aggregate principal amount of Notes, and 0 Series E Warrants.  Pursuant to the Transaction, assuming full conversion of all Warrants and Note held by Frost, the maximum number of Common Shares issuable to Frost would be 5,753,973 Common Shares, representing approximately 7.3% of Neovasc's current issued and outstanding number of Common Shares.

Following the Transaction, Boston Scientific Corp. will hold 11,817,000 Common Shares, representing 11.3% of the post-closing issued and outstanding Common Shares and no Series A Units, Series B Units, Notes, and Series E Warrants.

Financial Hardship Exemption

The proposed issuance of the Units, Notes and Warrants will result in the number of Common Shares issued and made issuable under the Transaction being greater than 25% of the Corporation's issued and outstanding Common Shares, the exercise price of the Warrants is less than the market price of the Common Shares, and the Bio IP's potential investment and subsequent exercise of warrants could result in the Bio IP holding greater than 20% of Neovasc's issued and outstanding Common Shares thereby materially affecting control of the Corporation pursuant to the TSX Company Manual (the "Manual").  Neovasc would ordinarily be required to obtain shareholder approval pursuant to the applicable policies of the TSX. However, the Corporation has applied to the TSX, pursuant to the provisions of Section 604(e) of the Manual, for a "financial hardship" exemption from the requirement to obtain shareholder approval, on the basis that the Corporation is in serious financial difficulty and the Transaction is designed to address these financial difficulties in a timely manner.

The Corporation's decision to rely on the financial hardship exemption in the Manual was made upon the recommendation of a committee of directors of Neovasc, who are independent of management, free from any interest in the Transaction and unrelated to the parties involved in the Transaction (the "Committee"). The Committee has considered and reviewed all of the circumstances currently surrounding the Corporation and the Transaction including: (i) the Corporation's current financial difficulties and immediate capital requirements; (ii) the lack of alternate financing arrangements available; and (iii) the fact that the Transaction is the only viable financing option at the present time; among other factors.

Based on its analysis, the Committee concluded that: (i) Neovasc is in serious financial difficulty; (ii) the Transaction is designed to improve Neovasc's financial situation; (iii) the Transaction offers the only practical and timely financing solution to meet the needs of Neovasc; and (iv) the terms of the Transaction are reasonable for Neovasc in the circumstances.  As such, the Committee unanimously voted to: (i) proceed with the Transaction, and (ii) given the immediate need for a capital infusion, apply for the financial hardship exemption.

There can be no assurance that the TSX will accept the application for the use of the financial hardship exemption from the requirement to obtain shareholder approval for the Transaction. Assuming TSX approval for the Offering, Concurrent Private Placement and the financial hardship application is obtained, it is anticipated that the Transaction will be completed on November 17, 2017.

The Company is also relying on the formal valuation exemption in section 5.5 of MI 61-101 and the minority approval exemption in section 5.7 of MI 61-101 by virtue of the "financial hardship" exemptions contained in Section 5.5(g) and 5.7(e) of MI 61-101.

Other Matters

Our officers, directors and certain of our shareholders have agreed that, subject to certain exceptions, for a period of 180 days from the date of the Underwriting Agreement, they will not, without the prior written consent of the Underwriter, directly or indirectly, issue, offer, pledge, sell, agree to issue, offer pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lead or otherwise transfer or dispose of any of our Common Shares or any securities convertible into or exchangeable for our Common Shares, or make any public announcement of any of the foregoing, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our Common Shares or any securities convertible into or exchangeable for our Common Shares. Frost will not be entering into such lock-up agreements on 2,300,000 of its Common Shares or any securities it purchases pursuant to the Offering or Concurrent Private Placement.

The TSX has confirmed to the Corporation that, as a result of reliance on the financial hardship exemption from the requirement to obtain shareholder approval, the Corporation will be placed under remedial delisting review. Delisting review is customary practice under TSX policies when a listed company requests relief in reliance on this exemption. Although the Corporation believes that it will be in compliance with all continued listing requirements of the TSX following completion of the Transaction and upon conclusion of a delisting review, no assurance can be provided as to the outcome of that review and therefore the Corporation may become subject to delisting from the TSX.

The Company did not file a material change report at least 21 days prior to the anticipated date of completion of the Transaction due to the Company's determination that it is in the best interests of the Company to avail itself of the proceeds and complete the Transaction in an expeditious manner.

In addition to the above, closing of the offering will be subject to customary closing conditions, including listing of the Common Shares on the TSX and NASDAQ and any required approvals of each exchange.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  The Company's products include the Neovasc Reducer™, for the treatment of refractory angina which is not currently available in the United States and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the United States, Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Transaction, including the size of the offering, the type of securities to be offered, the intended use of proceeds, the security holdings of certain shareholders of the Company, the expected closing date, the closing conditions of the offering, the granting of the financial hardship exemption and the Company being placed on remedial delisting review. Words and phrases such as "intended", and "will", and similar words or expressions, are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the Company's litigation with CardiAQ, including the Company's ability to successfully appeal the validity of the awards as well as the ruling on inventorship, which create material uncertainty and which cast substantial doubt on the Company's ability to continue as a going concern; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to claims by third parties alleging infringement of their intellectual property rights; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build the Company's in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and the Company's industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; the Company's dependence upon key personnel to achieve the Company's business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price.  These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form and in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations (copies of which filings may be obtained at www.sedar.com or www.sec.gov, each of which are included in the Company's Annual Report on Form 40-F).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/10/c8682.html

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 01:15e 10-NOV-17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: November 9, 2017	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer